May 25, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	RidgeWorth Funds (the “Registrant”)

File Nos. 033-45671; 811-06557

Post-Effective Amendment No. 86

Ladies and Gentlemen:

We hereby submit for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), Post-Effective Amendment No. 86 under the 1933 Act and Amendment No. 88 under the Investment Company Act of 1940, as amended, to the Registrant’s registration statement on Form N-1A (the “Amendment”).

The primary purposes of the Amendment are to reflect (i) a change in the principal investment strategies of the RidgeWorth Aggressive Growth Allocation Strategy, (ii) a change in the fundamental investment policy and principal investment strategies of the Ridgeworth Short-Term Municipal Bond Fund (formerly RidgeWorth Maryland Municipal Bond Fund) and (iii) a change in the investment objective and principal investment strategies of the RidgeWorth Core Bond Fund (formerly RidgeWorth Investment Grade Bond Fund). The Amendment also makes certain clarifying changes and non-material revisions to the prospectuses and statement of additional information. It is intended that the Amendment become effective on August 1, 2012.

If you should have any questions relating to the Amendment, please contact me at 617-662-3969.

Sincerely,

/s/ Francine S. Hayes
Francine S. Hayes
Vice President and Managing Counsel

cc:	Ms. Julia Short

Magda El Guindi-Rosenbaum, Esq.